OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cotelligent, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

221630106

(Cusip Number)

Diane Holt Frankle, Esq.
Gray Cary Ware & Freidenrich LLP
2000 University Avenue
East Palo Alto, CA 94303 2248
(650) 833-2001

Michael Kennedy, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
One Market, Spear Tower, Suite 3300
San Francisco, CA 94105
(415) 947-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221630106			Page 2 of 12

1.	Name of Reporting Person: G&G Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 641,500

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 641,500

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 641,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 221630106			Page 3 of 12

1.	Name of Reporting Person: Skiritai Capital LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 853,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 853,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 853,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.66%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 221630106			Page 4 of 12

1.	Name of Reporting Person: Russell Silvestri		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 60,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 60,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 60,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock of Cotelligent, Inc. a Delaware corporation (“Issuer” or “Cotelligent”). Cotelligent’s principal executive office is 100 Theory, Suite 200, Irvine, California 92612.

Item 2. Identity and Background.

     (a)  The names of the reporting persons filing this statement are G&G Holdings, LLC, a Delaware limited liability company (“G&G), Skiritai Capital LLC, a Delaware limited liability company (“Skiritai”), and Russell Silvestri, an individual (“Silvestri”). Set forth on Schedules A and B are the names of the members of G&G and Skiritai, respectively.

     (b)  The business and principal office address of G&G is 26431 Crown Valley Parkway, Suite 210, Mission Viejo, CA 92691. The business and principal office address of Skiritai Capital LLC is 601 Montgomery Street, Suite 1112, San Francisco, CA 94111. The business address of Silvestri is 601 Montgomery Street, Suite 1112, San Francisco, CA 94111. Set forth on Schedules A and B are the business addresses of the members of G&G and Skiritai, respectively.

     (c)  G&G was formed to acquire and make strategic investments in selected technology companies. Skiritai was formed to engage in the business of acquiring, holding and disposing of investments in various companies. Silvestri is the Managing Partner of Skiritai. Set forth on Schedules A and B are the principal occupations and employment information of the members of G&G and Skiritai, respectively.

     (d)  Silvestri, G&G, Skiritai and, to the knowledge of G&G and Skitirai, the persons named in Schedule A and Schedule B hereto, are not required to disclose legal proceedings pursuant to Item 2(d).

     (e)  Silvestri, G&G, Skiritai and, to the knowledge of G&G and Skitirai, the persons named in Schedule A and Schedule B hereto, are not required to disclose legal proceedings pursuant to Item 2(e).

     (f)  Silvestri and, except as identified on Schedule A and Schedule B attached hereto, the persons identified on such Schedules are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     All purchases of the common stock of Cotelligent (“Common Stock”) by Skiritai and Silvestri, were made in the open market and were funded by, in the case of Skiritai, working capital and, in the case of Silvestri, personal funds, which may have, at any given time, included margin loans made by brokerage firms in the ordinary course of business. G&G acquired its shares of Common Stock from a contribution by Effective Technology Consultants LLC as a capital contribution made on behalf of Steve Galvanoni and Richard W. Green as its Managing Partners.

Item 4. Purpose of Transaction.

     G&G has publicly announced the nomination of its representative, Richard W. Green, for election to Cotelligent’s Board of Directors at Cotelligent’s annual meeting, and G&G is soliciting proxies from shareholders of Cotelligent to vote in favor of Mr. Green as a director. From time to time since G&G’s announcement of its nomination

SCHEDULE 13D

of Mr. Green, G&G and Skiritai have discussed their respective dissatisfaction with current management and the governance of Cotelligent’s Board, and the dissatisfaction of other Cotelligent stockholders with the performance of Cotelligent, its management and the policies and actions of Cotelligent’s Board. Additionally, from time to time since G&G’s announcement, Skiritai has had communications with certain Cotelligent shareholders and has expressed its view about Mr. Green’s nomination. However, Skiritai and Silvestri have not entered into any agreement, arrangement or understanding with G&G with respect to Skiritai’s communication with Cotelligent shareholders.

     G&G, Skiritai and Silvestri do not concede that a “group” has been formed for the purpose of effecting a change of Cotelligent’s present Board of Directors; however, it could be alleged that each is deemed to hold shares with that purpose and effect and, further, that a “group” has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). While none of the reporting persons concedes that such a “group” has been formed, this filing is being made as if such a “group” exists to ensure compliance with the Exchange Act.

Item 5. Interest in Securities of the Issuer.

G&G Holdings, LLC

(a)	Number of shares beneficially owned: 641,500

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: 641,500

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition: 641,500

(iv)	Shared power to dispose or to direct the disposition: None

(c)	Transactions effected within past 60 days: None

Skiritai Capital LLC

(a)	Number of shares beneficially owned: 853,000

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: 853,000

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition: 853,000

(iv)	Shared power to dispose or to direct the disposition: None

(c)	Transactions effected within past 60 days: None

Russell Silvestri

(a)	Number of shares beneficially owned: 60,000

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: 60,000

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition: 60,000

(iv)	Shared power to dispose or to direct the disposition: None

SCHEDULE 13D

(c)	Transactions effected within past 60 days: None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described above, to the each reporting person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Cotelligent, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Joint Filing Agreement by and among G&G Holdings, LLC, Skiritai Capital LLC and Russell Silvestri, dated as of July 9, 2003

SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003	G&G Holdings, LLC

	By:	/s/ Richard W. Green Richard W. Green President and Chief Executive Officer

Skiritai Capital LLC

	By:	/s/ Russell Silvestri Russell Silvestri Managing Partner

Russell Silvestri

/s/ Russell Silvestri Russell Silvestri

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT NAME

1.	Joint Filing Agreement by and among G&G Holdings, LLC, Skiritai Capital LLC and Russell Silvestri, dated as of July 9, 2003

SCHEDULE A

MANAGING PARTNERS AND EXECUTIVE OFFICERS OF G&G HOLDINGS, LLC

     The following is the list of the managing partners and executive officers of G&G. Unless otherwise indicated, all managing partners and executive officers listed below are citizens of the United States and employed by G&G. The principal address of G&G, and unless otherwise indicated below, the current business address for each individual listed below is 26431 Crown Valley Parkway, Suite 210, Mission Viejo, CA, 92691.

Name and Business Address	Present Principal Occupation

Richard W. Green	Co-Managing Partner, President and Chief Executive Officer, G&G Holdings, LLC.

Chief Operating Officer , Effective Technology Consultants, LLC.

Steve Galvanoni	Co-Managing Partner, G&G Holdings, LLC

SCHEDULE B

MANAGING PARTNERS OF SKIRITAI CAPITAL LLC

     The following is the list of the managing partners of Skiritai. Unless otherwise indicated, all managing partners listed below are citizens of the United States and employed by Skiritai. The principal address of Skiritai, and unless otherwise indicated below, the current business address for each individual listed below, is 601 Montgomery Street, suite 1112, San Francisco, CA 94111.

Name and Business Address	Present Principal Occupation

Russell Silvestri	Managing Partner of Skiritai Capital LLC

Lyron Bentovim*	Managing Director of Skiritai Capital LLC

*	Citizen of Israel

EXHIBIT 1

JOINT FILING AGREEMENT

     The undersigned persons acknowledge and agree that the foregoing statement on Schedule 13D, and any amendments thereto, may be filed jointly on behalf of all such persons and acknowledge that this Agreement shall be filed as an exhibit to such 13D. Further, each undersigned person designates Steve Galvanoni as its agent and attorney-in-fact for the purpose of executing any amendments to this Schedule 13D relating to Cotelligent, Inc. which may be necessary or appropriate from time to time.

     This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly and validly executed as of the date below.

Date: July 9, 2003	G&G Holdings, LLC

	By:	/s/ Richard W. Green Richard W. Green President and Chief Executive Officer

Skiritai Capital LLC

	By:	/s/ Russell Silvestri Russell Silvestri Managing Partner

Russell Silvestri

/s/ Russell Silvestri Russell Silvestri